

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Jonathan Fitzpatrick
President and Chief Executive Officer
Driven Brands Holdings Inc.
440 S. Church Street, Suite 700
Charlotte, NC 28202

> **Re: Driven Brands Holdings Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted December 17, 2020**
> **CIK No. 0001804745**

Dear Mr. Fitzpatrick:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1, filed December 17, 2020

Impact of COVID-19, page 11

1. We note your response to comment 5; however, we were unable to find disclosure on page 12 of your amended filing quantifying the impact of COVID-19 on your operations. Therefore, please amend your filing to quantify the decline in your sales volumes due to COVID-19, and the extent to which your sales have recovered. In this regard, we note your disclosure that "sales volumes began to decline in late March 2020 as the pandemic worsened in the markets in which Driven Brands operates and federal, state, provincial and local governments implemented stricter guidelines and policies, including stay-at-home orders and the closure of non-essential businesses," and your disclosure on page 32 that "[a]s a result of the ongoing COVID-19 pandemic, [y]our locations have also experienced significantly reduced customer traffic and sales volume due to changes in consumer behavior." Please make conforming changes to your filing to quantify the

impact of COVID-19 on your operations, including to your Management's Discussion and Analysis of Financial Condition and Results of Operations, where you discuss the impact of COVID-19 on your results of operations for the periods presented.

Risk Factors

Risks Relating to Our Business

"Our failure or our franchisees' and independent operators' failure to comply . . .", page 37

2.   We note your disclosure that "[a] significant percentage of [y]our franchisees in the United States have availed themselves of borrowings under the Paycheck Protection Program." Please quantify the "significant percentage."

Risks Related to this Offering and Ownership of Our Common Stock

"We will be required to pay our existing owners for certain tax benefits . . .", page 55

3.   We note your amended disclosure that if you breach any of your material obligations under the Tax Receivable Agreement, you "will be required to make a payment equal to the present value of future payments under the income tax receivable agreement." To provide context for investors regarding the extent of your obligations under the Tax Receivable Agreement, please provide an estimate of the current amount that you would be required to pay if you were to breach any of your material obligations, if estimable.

You may contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John C. Kennedy